

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2024

Takumi Kitamura
Chief Financial Officer
Nomura Holdings, Inc.
13-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

Re: Nomura Holdings, Inc.
Form 20-F for the Fiscal Year Ended March 31, 2023
File No. 001-15270

Dear Takumi Kitamura:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2023

Consolidated Statements of Cash Flows, page F-13

1. We note your disclosure that you have classified activities related to loans, net of allowance for credit losses as part of operating cash flows in the Consolidated Statements of Cash Flows. Please provide us with an accounting analysis supporting your conclusion that this activity is properly classified within cash flows from operating activities rather than cash flows from investing activities. Refer to ASC 230-10-45-12(e) and 13(a).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jee Yeon Ahn at 202-551-3673 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance